

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER
8- 52060

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/10_____ AND ENDING _____12/31/10_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WWC SECURITIES, LLC

 Wallace Willmore Cromwell Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11911 Freedom Drive, Suite 1010
(No. and Street)

Reston	Virginia	20190
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Neveln   (703)995-2177
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP
(Name – *if individual, state last, first middle name*)

9515 Deereco Road, Suite 500	Timonium	Maryland	21093
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

11015555

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report by covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 204.17a-5(e)(2)*

SEC 1410 (06-02)

KH 2/15

OATH OR AFFIRMATION

I,_____JONATHAN R. WALLACE_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____WWC SECURITIES, LLC_____, as

of_____DECEMBER 31_____, 20__10__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

County of Fairfax
Commonwealth of Virginia

Signature

The foregoing instrument was acknowledged before me this
__/__ day of February, 2011, by Jonathan R. Wallace.

Managing Partner
Title

Notary Public — My commission expires December 31, 2011.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WWC SECURITIES, LLC
Reston, Virginia

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010





Clifton Gunderson LLP
Certified Public Accountants & Consultants



WWC SECURITIES, LLC
Reston, Virginia

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2010

TABLE OF CONTENTS



Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

To the Operating Committee of
WWC Securities, LLC
Reston, Virginia

We have audited the accompanying statement of financial condition of WWC Securities, LLC (the Company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WWC Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Statement Pursuant to Paragraph (d)(4) of Rule 17a-5, the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Pertaining to Exemptive Provisions Under 15c3-3(k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Baltimore, Maryland
January 25, 2011

FINANCIAL STATEMENTS

2

WWC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	383,313
Prepaid expenses		24,808
TOTAL ASSETS	$	408,121

LIABILITIES AND MEMBERS' CAPITAL

Accounts payable, accrued expenses and other liabilities		25,498
Members' capital		382,623
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	408,121

The accompanying notes are an integral part of the financial statements.

3

WWC SECURITIES, LLC
STATEMENT OF INCOME
Year Ended December 31, 2010

REVENUES

Investment banking (note 2)	$	1,518,108
Total revenues		1,518,108

EXPENSES

Employee compensation and benefits	890,240
Communication and data processing	48,571
Occupancy (note 5)	166,299
Other	137,372
Total expenses	1,242,482

NET INCOME $ 275,626

The accompanying notes are an integral part of the financial statements.

4

WWC SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

BALANCE AT DECEMBER 31, 2009	$	157,209
Net income		275,626
Partner distribution		(95,212)
Partner equity investment		45,000
BALANCE AT DECEMBER 31, 2010	$	382,623

The accompanying notes are an integral part of the financial statements.

5

WWC SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	275,626
Adjustments to reconcile net income to net cash provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Prepaid expenses		1,233
Accounts receivable		46,791
Accounts payable, accrued expenses and other liabilities		(8,551)
Net cash provided by operating activities		315,099

CASH FLOWS FROM FINANCING ACTIVITIES

Partner distribution	(95,212)
Partners' equity Investment	45,000
Net cash used in financing activities	(50,212)

NET INCREASE IN CASH		264,887
CASH, BEGINNING OF YEAR		118,426
CASH, END OF YEAR	$	383,313

The accompanying notes are an integral part of the financial statements.

WWC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WWC Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Virginia limited liability corporation (LLC) that is 67% owned by WWC Capital Group, LLC (the Parent) and 33% owned by William Braun Jones, III. The Company is engaged in a single line of business as a securities broker-dealer, which comprises the investment banking business.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company is exempt from the provisions of Rule 15c3-3. The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in Preparing Financial Statements

Accounting principles generally accepted in the United States of America require management to make estimates and assumptions when preparing its financial statements. Actual results could differ from those estimates.

Investment Banking Revenue

Investment banking revenues include fees earned from providing merger-and-acquisition and financial advisory services. Substantially all investment banking advisory fees are recorded when the services are provided and the income is reasonably determinable. A small portion of the fees are attributable to non-refundable retainer fees and are recorded on the date invoiced.

Income Taxes

Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes are that of the members, not of the Company itself.

Cash and Cash Equivalents

Cash equivalents include certain investments in highly liquid debt investments with original maturities of three months or less at the date of purchase.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in one commercial bank in Waltham, Massachusetts. Balances on deposit are insured by the Federal Deposit Insurance Corporations (FDIC) up to specified limits. Balances in excess of FDIC limits are uninsured. Total cash held by the bank was $392,342 at December 31, 2010.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Parent has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to three percent of annual compensation, subject to certain annual limitations. The Company may provide discretionary matching contributions at a rate to be determined annually. For the year ended December 31, 2010, Company matching contributions totaled $3,100 and are included in employee compensation and benefits.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010, the Company had net capital of $357,815, which was $352,815 in excess of its required net capital. The Company's net capital ratio was .07 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Parent and the Company have a formal expense sharing agreement where the parties share employees, office space, equipment, systems and office support. The cost of expenses, is calculated based on actual employee specific costs for those employees of the Company that perform services for the Parent, and a pro-rata portion of actual non-employee specific costs based on the portion of full-time equivalents performing services for the Parent. The Parent reimburses the Company for these expenses on a quarterly basis. Expenses reimbursed to the Company from the Parent under this expense sharing agreement totaled $115,975 for the year ended December 31, 2010 and are recorded as a reduction to expenses in the financial statements.

The Parent leases certain office space under an operating lease. Total rental expense allocated by the Parent, to the Company, totaled $166,299 for the year ended December 31, 2010.

The transactions with the Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through January 25, 2011, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2010, but prior to January 25, 2011, that provided additional evidence about conditions that existed at December 31, 2010 have been recognized in the financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the financial statements were available to be issued, have been recognized in the financial statements for the year ended December 31, 2010.

This information is an integral part of the accompanying financial statements.

9

SUPPLEMENTAL INFORMATION

There are no material differences between the computation of net capital required pursuant to Rule 15c3-1 contained in the supplementary information to the financial statements and the corresponding computation prepared by, and included in, the Company's unaudited Part II Focus Report filing as of December 31, 2010.

WWC SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2010

COMPUTATION OF NET CAPITAL

1. Total ownership equity from statement of financial condition	$ 382,623
2. Deduct: Ownership not allowable for net capital	-
3. Total ownership equity qualified for net capital	382,623
4. Add:	
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
B. Other deductions or allowable credits	-
5. Total capital and allowable subordinated liabilities	382,623
6. Deductions and/or charges	
A. Total nonallowable assets from Statement of Financial Condition	24,808
7. Other additions and/or allowable credits	-
8. Net capital before haircuts on securities positions	357,815
9. Haircuts on securities:	
A. Contractual securities commitments	-
B. Subordinated securities borrowings	-
C. Trading and investment securities:	
1. U.S. Government agency obligations	-
2. State and municipal government obligations	-
3. Corporate obligations	-
4. Other - NASD private placement	-
	-
10. Net capital	$ 357,815

WWC SECURITIES, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECUIRITIES EXCHANGE ACT OF 1934
December 31, 2010
(Continued)

COMPUTATION OF NET CAPITAL

11. Minimum net capital required (6 2/3% of line 19)	$	1,700
12. Minimum dollar net capital requirement of reporting broker	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	5,000
14. Excess net capital (line 10 less line 13)	$	352,815
15. Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	351,815

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total aggregate indebtedness included in statement of financial condition	$	25,498
17. Additions		-
18. Deduct: Adjustment based on Special Reserve Bank Accounts (15c3-1(c)(1)(vii))		-
19. Total aggregate indebtedness	$	25,498
20. Ratio of aggregate indebtedness to net capital (line 19 divided by line 10)		0.07

WWC SECURITIES, LLC
STATEMENT PERTAINING TO EXEMPTIVE
PROVISIONS UNDER 15c3-3(k)
December 31, 2010

Computation for Determination of Reserve
Requirement Under Exhibit A
of Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

Information Relating to Possession
and Control Requirements
Under Rule 15c3-3

Member exempt under 15c3-3(k)(2)(i).

OTHER INFORMATION


Clifton Gunderson LLP

Certified Public Accountants & Consultants

Report of Independent Auditors on Internal Accounting Control
Under Rule 17a-5 of the Securities Exchange Act of 1934

To the Operating Committee of
WWC Securities, LLC
Reston, Virginia

In planning and performing our audit of the financial statements of WWC Securities, LLC (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.


Member of
HLB International

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a significant deficiency, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed during our audit of the financial statements of the Company as of and for the year ended December 31, 2010, and this report does not affect our report thereon dated January 25, 2011.

SEGREGATION OF DUTIES

The Company does not have an adequate segregation of duties over accounting transactions. This condition increases the possibility that errors or irregularities may occur and not be detected on a timely basis. When this condition exists, management's close supervision and review of accounting information is the best means of preventing or detecting errors or irregularities.

Inadequate segregation of duties is not uncommon in small businesses. When a limited number of individuals share responsibilities for access to assets and accounting, it is sometimes difficult to mitigate the control weaknesses caused by a lack of segregation of duties. It is rarely practical to hire additional employees just to improve internal controls. However, there are usually compensating procedures that can be implemented, either by the member/manager directly, or by other employees. When performed by other employees, it is especially important that those employees be adequately trained and supervised. Even then, override by supervisory employees may be possible.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Operating Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
January 25, 2011

 

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Accountant's Report

To the Operating Committee of
WWC Securities, LLC
Reston, Virginia

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by WWC Securities, LLC (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC (collectively, the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). WWC Securities, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

   a. Payment on page 1, line 2B of Form SIPC-7, dated July 8, 2010 in the amount of $607 compared to the general ledger detail report printed on January 14, 2011. Noted no differences.

   b. Payment on page 1, line 2F of Form SIPC-7, dated January 25, 2011 in the amount of $3,188 compared to the general ledger detail report printed on January 25, 2011. Noted no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010. Noted no differences.

3. Compared any adjustments reported in Form SIPC-7 with the supporting schedules and working papers. Noted no differences.


1

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment on page 2, line 2e of the attached Form SIPC-7 amounting to $1,518,108 and $3,795, respectively. Noted no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Baltimore, Maryland
January 26, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _____12/31_____, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
052060   FINRA   DEC
WALLACE WILLMORE CROMWELL      15*15
D/B/A WWC SECURITIES LLC
11911 FREEDOM DR STE 1010
RESTON VA 20190-5629
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ _____3,795_____

   B. Less payment made with SIPC-6 filed (exclude interest)   (_____607_____)
      _____7/8/10_____
      Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   _____3,188_____

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _____3,188_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _____3,188_____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____WWC Securities, LLC_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _25_ day of _January_, 20 _11_.

_____MANAGING MEMBER_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1__, 20 _10_
and ending __12/31__, 20 _10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,518,108__

2b. Additions:
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   _____

(2) Net loss from principal transactions in securities in trading accounts.   _____

(3) Net loss from principal transactions in commodities in trading accounts.   _____

(4) Interest and dividend expense deducted in determining Item 2a.   _____

(5) Net loss from management of or participation in the underwriting or distribution of securities.   _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   _____

(7) Net loss from securities in investment accounts.   _____

Total additions   _____

2c. Deductions:
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   _____

(2) Revenues from commodity transactions.   _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _____

(4) Reimbursements for postage in connection with proxy solicitation.   _____

(5) Net gain from securities in investment accounts.   _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____   _____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)   _____

Total deductions   _____

2d. SIPC Net Operating Revenues $ __1,518,108__

2e. General Assessment @ .0025 $ __3795__

(to page 1, line 2.A.)

2